Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF FIRST SOCIAL COMMERCE CLIENT

Discount This Launches September 27th

Toronto, Ontario – September 27, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions and Discount This Holdings Inc. (“Discount This”) are pleased to announce the launch of the Discount This  social commerce platform.

The debut of the Discount This group buying platform ( www.discountthis.com ) marks Northcore’s initial entry into the burgeoning social commerce arena. It also represents a significant new deployment of the proprietary and patent protected Dutch Auction process and associated technology.

 In a market segment pioneered by companies like Groupon and Living Social and crowded with a series of “me too” offerings, this launch signifies an important evolution of the model. Participants become members who are rewarded for “socializing the deal” and will ultimately increase the value proposition for all purchasers. Subscribers are also able to take part in exciting Dutch Auction events where prices descend as the deal time expires.

“We are excited about the launch of the Discount This platform,” said Amit Monga, CEO of Northcore Technologies.  “We consider this a key milestone in our thrust to solidify our position as a leading provider of social commerce environments.”

Companies interested in exploring opportunities in social commerce should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at GoSocial@northcore.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Northcore Announces Launch…

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

About Discount This Holdings Inc.

Discount This has developed a patently unique Group Buying Platform that comprises a gaming element with cascading price levels and value added options, incentives and loyalty programs. DiscountThis.com lets you prove there really is power in numbers and leverages social media for deeper discounting. The handpicked deals, from outdoor to upscale, will be sourced from both local and national brands to expose consumers to the people, places and flavors that define a specific locale.

Our mission is to satisfy the needs and wants of discount demanding consumers looking for quality, value and relevance.  We research and search for the right deals in specific areas for our targeted and segmented demographic.  Exclusive discounts will change daily and compel people to keep coming back.  We believe the deal is only half the equation, the other half being consumer acceptance and satisfaction.

Additional information about DiscountThis.com can be obtained at www.DiscountThis.com and msmith@DiscountThis.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the

Northcore Announces Launch…

Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com